Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors
Intermolecular, Inc.:
We consent to the incorporation by reference in the registration statements (No. 333‑178154 and 333-180169) on Form S-8 of Intermolecular, Inc. of our reports dated March 1, 2013, with respect to the consolidated balance sheets of Intermolecular, Inc. as of December 31, 2012 and 2011, and the related consolidated statements of operations, comprehensive loss, redeemable convertible preferred stock and of stockholders’ equity (deficit), and cash flows for each of the years in the three-year period ended December 31, 2012, and the effectiveness of internal control over financial reporting as of December 31, 2012, which reports appear in the December 31, 2012 annual report on Form 10‑K of Intermolecular, Inc.
/s/ KPMG LLP
Santa Clara, California
March 1, 2013